Hydro One Reports Fourth Quarter Results

The Company continues to support its customers and communities while focusing on economic growth, sustainability and innovation

TORONTO, February 25, 2022 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2021.
Fourth Quarter Highlights
•Fourth quarter earnings per share (EPS) was $0.27, compared to EPS of $0.27 for the same period in 2020. For the full year ended 2021, EPS was $1.61 and Adjusted EPS1 was $1.61. Adjusted EPS1 was 6.6% higher compared to Adjusted EPS1 of $1.51 in 2020.
•EPS for the quarter was unchanged year over year as approved rates for the transmission and distribution segments were offset by higher operating, maintenance, and administrative costs, including project write-offs, regulatory account adjustments including the Earnings Sharing Mechanism, and higher depreciation, amortization and asset removal costs.
•Hydro One restored power to more than 765,000 customers affected by wind storms, the first of which was one of the most significant storms since 2018. Hydro One prioritized restoration in a way that brought power back to the greatest number of customers in the shortest period.
•Hydro One's Ivy Charging Network announced a partnership with ONroute to install electric vehicle chargers at all 23 ONroute locations along Ontario's busiest highways. Separately, the Company also plans to develop a pilot project for heavy-duty electric truck charging stations.
•Hydro One and Peak Power launched a new pilot program to study the benefits of using electric vehicle charging technology to improve power resiliency and reliability for customers.
•Hydro One was recognized as one of Canada's Best Employers for 2022 by Forbes for the 7th consecutive year.
•Annual productivity savings of $343.9 million represents a 20.2% increase year-over-year. Total productivity savings since 2015 amounts to over $1,082 million.
•Subsequent to the quarter, the Company announced amendments to its lines of credit to add sustainability-linked pricing as part of its commitment to its sustainability goals.
•The Company's capital investments and in-service additions for the year were $2,125 million and $1,757 million, respectively, compared to $1,878 million and $1,639 million in 2020.
•Quarterly dividend declared at $0.2663 per share, payable March 31, 2022.
"As we emerge from the pandemic, we will continue to support economic recovery and growth by investing in a grid for the future and enabling electrification," said Mark Poweska, President and CEO of Hydro One. “Hydro One strives to improve the experience of our customers through providing excellent service, improving reliability and by building a more sustainable and resilient grid."
1 Adjusted EPS is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Consolidated Financial and Operating Highlights

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars, except as otherwise noted)	2021	2020	2021	2020

Revenues	1,779	1,867	7,225	7,290
Purchased power	914	1,046	3,579	3,854
Revenues, net of purchased power[1]	865	821	3,646	3,436
Net income attributable to common shareholders	159	161	965	1,770
Adjusting items	—	—	—	(867)
Adjusted net income attributable to common shareholders[1]	159	161	965	903

Basic EPS	$0.27	$0.27	$1.61	$2.96
Diluted EPS	$0.26	$0.27	$1.61	$2.95
Basic Adjusted EPS[1]	$0.27	$0.27	$1.61	$1.51
Diluted Adjusted EPS[1]	$0.26	$0.27	$1.61	$1.51

Net cash from operating activities	670	427	2,149	2,030
Capital investments	532	577	2,125	1,878
Assets placed in-service	786	878	1,757	1,639

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,137	19,188	19,915	20,091
Distribution: Electricity distributed to Hydro One customers (GWh)	7,731	7,540	29,966	28,379
1 “Revenues, net of purchased power”, "Adjusted net income attributable to common shareholders", “Basic Adjusted EPS” and “Diluted Adjusted EPS” are non GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2021 Fourth Quarter Highlights
The Company reported net income attributable to common shareholders of $159 million during the quarter, compared to $161 million in the same period of 2020. This resulted in EPS of $0.27, compared to EPS of $0.27 in the prior year.
Revenues, net of purchased power2 for the fourth quarter of $865 million were $44 million higher than revenues, net of purchased power2 for the fourth quarter of 2020 of $821 million, mainly due to higher transmission and distribution revenues resulting from Ontario Energy Board (OEB) approved 2021 rates, and the recovery of deferred tax asset amounts (DTA Recovery Amounts) pursuant to the April 2021 OEB decision (DTA Implementation Decision), which were partially offset by regulatory adjustments including those related to the Earnings Sharing Mechanism.
Operation, maintenance and administration (OM&A) costs in the fourth quarter of 2021 were higher than last year, primarily due to higher project write-offs, lower insurance proceeds and higher corporate support costs, which were partially offset by lower bad debt expenses.
Depreciation, amortization and asset removal costs for the fourth quarter were higher than last year, mainly due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Income tax expense for the fourth quarter of 2021 was higher than the prior year primarily due to tax expense relating to the DTA Recovery Amounts, which is offset by a corresponding increase in revenue and is net income neutral, and higher pre-tax earnings.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital
2 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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investments of $532 million during the fourth quarter of 2021, and placed $786 million of new assets in-service.
2021 Annual Highlights
For the twelve months ended December 31, 2021, the Company reported net income of $965 million compared to $1,770 million in 2020, a decrease of $805 million compared to the prior year. This resulted in EPS for the period of $1.61 compared to EPS of $2.96 in 2020. Annual results were primarily impacted by the non-recurring income tax recovery recorded in the prior year following the July 2020 decision of the Ontario Divisional Court (ODC Decision).
Excluding the impact of the ODC Decision, Adjusted Net Income3 of $965 million for the year ended December 31, 2021 is an increase of $62 million, or 6.9%, from the prior year Adjusted Net Income3 of $903 million. This resulted in Adjusted EPS4 for the year of $1.61 compared to $1.51 in 2020, due to factors noted in the quarterly highlights above, as well as higher peak demand and energy consumption, the 2020 redemption of preferred shares, and the temporary suspension of late payment charges in the prior year. These factors were partially offset by higher OM&A costs, including higher work program expenditures which were partially offset by lower COVID-19 related expenses, and the recognition of Conservation and Demand Management revenues in the prior year following receipt of the 2020 OEB Decision on transmission rates.
For the full year, the Company placed $1,757 million of assets into service in 2021 compared to $1,639 million in 2020.
COVID-19
Throughout the COVID-19 pandemic, the Company's decisions and actions have continuously been guided by two priorities: to protect Hydro One's employees and to maintain the safe and reliable supply of electricity to Hydro One's customers. To date, Hydro One has been successful in achieving these priorities as the Company continues to operate-in-line with the evolving safety procedures and practices implemented since the start of the pandemic. The Company continues to monitor and adhere to guidance provided by the Province of Ontario (Province) and public health experts.
As an essential service, Hydro One's teams have continued to ensure the delivery of reliable power to energize life for all Ontarians since the start of the pandemic. The Company continues to take actions to protect its employees against the spread of COVID-19 in the workplace. Like most organizations, Hydro One experienced a modest increase in the number of employees who needed time off following the onset of the Omicron sub-variant in late 2021, however employee absenteeism has improved in the recent months and there has been no significant impact to any of its services or its work programs. Notwithstanding this improvement, Hydro One has proactively prepared contingency plans in the event of significant labour reductions in any of its lines of business. Strategies implemented would depend on the severity and duration of a reduction in employees.
The latest wave of COVID-19 is also causing global staffing shortages which has contributed to supply chain issues in many industries. Hydro One has not been immune to the growing global supply chain disruptions and pricing pressures that are being experienced across the utility industry. However, it has managed these disruptions by shifting projects and taking proactive measures to ensure it has the materials and equipment necessary to complete its capital work program. As a result, there has not been a material impact to the overall work program.
3 Adjusted Net Income is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the
Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
4 Adjusted EPS is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (US) generally accepted accounting principles (US GAAP) used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities.
See the section “Non-GAAP Financial Measures”.

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In keeping with the Company's ongoing commitment to customers, and to assist those customers significantly impacted by the pandemic, the Company continues to offer a number of customer relief measures including increased payment flexibility to residential and small business customers, and assistance in securing other financial assistance.
While Hydro One continues to take the necessary steps to mitigate the impact of COVID-19 on the Company's operations, the development of new variants and constantly changing public health restrictions make it very difficult to determine or estimate the future impacts of COVID-19 on Hydro One's operations. Potential impacts will be largely dependent on the duration of the pandemic, the attributes of the variants, and the severity of the measures that may be implemented to combat them.
Hydro One will continue to actively monitor the impacts of the COVID-19 pandemic, including guidance provided by the Province and public health experts, and may take further actions that it determines to be in the best interest of its operations, employees, customers, partners and stakeholders, or as required by federal or provincial authorities.
Selected Operating Highlights
Hydro One restored power to more than 765,000 customers affected by wind storms, the first of which was one of the most significant storms since 2018 with winds of more than 100 km/h. The wind storms affected many of the same customers and caused substantial damage to electricity equipment including nearly 370 broken poles, more than 120 broken cross arms and 105 damaged transformers.
Hydro One's Ivy Charging Network partnered with ONroute to install electric vehicle chargers at all 23 ONroute locations. Ivy’s fast-chargers are expected to be operational at 20 ONroute stations by the end of 2022. Fast-chargers at the remaining three ONroute stations are expected to be operational in 2023/2025.
Hydro One and Peak Power launched a new pilot program to study the benefits of using electric vehicle charging technology to improve power resiliency and reliability for customers. Two-way Vehicle-to-Home (V2H) charging technology will be installed at the homes of program participants to test the ability of EVs to act as batteries and provide back-up electricity through simulated power outages. This technology has the potential to support the shift to electrification and a low-carbon economy for customers in Ontario. As part of building a grid for the future, the innovative pilot program will study how this technology can improve the reliability of Hydro One's distribution system.
Subsequent to the quarter, Hydro One has successfully closed amending agreements to its syndicated lines of credit to incorporate environmental, social and governance targets. The agreements now include a pricing adjustment which can increase or decrease Hydro One's cost of funding based on its performance on certain Sustainability Performance Measures. These measures are related to Hydro One's sustainability goals in the priority areas of: (a) community: increase Indigenous procurement spend to 5 per cent of Hydro One's purchases of materials and services by 2026; (b) planet: convert all light-duty gasoline-powered vehicles (sedans and SUVs) to electric vehicles and hybrids by 2030; (c) people: achieve at least 30 per cent female executives and board members.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 24, 2022, the Company declared a quarterly cash dividend to common shareholders of $0.2663 per share to be paid on March 31, 2022 to shareholders of record on March 16, 2022.

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Supplemental Segment Information

	Three months ended December 31,		Year ended December 31,
(millions of Canadian dollars)	2021	2020	2021	2020

Revenues
Transmission	421	398	1,824	1,740
Distribution	1,347	1,457	5,359	5,507
Other	11	12	42	43
Total revenues	1,779	1,867	7,225	7,290

Revenues, net of purchased power[1]
Transmission	421	398	1,824	1,740
Distribution	433	411	1,780	1,653
Other	11	12	42	43
Total revenues, net of purchased power[1]	865	821	3,646	3,436

Operation, maintenance and administration costs
Transmission	103	73	397	391
Distribution	161	185	658	619
Other	15	15	57	60
Total operation, maintenance and administration costs	279	273	1,112	1,070

Income (loss) before financing charges and taxes
Transmission	188	200	942	890
Distribution	158	114	694	617
Other	(7)	(5)	(24)	(25)
Total income before financing charges and taxes	339	309	1,612	1,482

Capital investments
Transmission	303	361	1,320	1,157
Distribution	221	210	787	712
Other	8	6	18	9
Total capital investments	532	577	2,125	1,878

Assets placed in-service
Transmission	526	565	1,008	948
Distribution	257	308	738	684
Other	3	5	11	7
Total assets placed in-service	786	878	1,757	1,639
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Summary of Fourth Quarter Results of Operations
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2021 of $159 million compared to $161 million in the prior year, is a decrease of $2 million, or 1.2%.
Revenues, Net of Purchased Power5
The year-over-year increase of $23 million or 5.8% in quarterly transmission revenues was primarily due to the following:
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•OEB-approved 2021 rates; partially offset by
•higher regulatory adjustments, including those related to external revenues.
5 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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The year-over-year increase of $22 million or 5.4% in quarterly distribution revenues, net of purchased power, was primarily due to the following:
•OEB-approved 2021 rates;
•higher revenues resulting from the DTA Recovery Amounts pursuant to the DTA Implementation Decision; and
•higher revenues year-over-year following the temporary suspension of late payment charges in the prior year, which were accompanied by the Company's efforts to help customers access relief programs, including flexible payment options; partially offset by
•higher regulatory adjustments mainly related to the Earnings Sharing Mechanism.
OM&A Costs
The year-over-year increase of $30 million or 41.1% in quarterly transmission OM&A costs was primarily due to the following:
•higher project write-offs;
•lower insurance proceeds received in 2021;
•higher corporate support costs; and
•higher volume of work on vegetation management.
The year-over-year decrease of $24 million or 13.0% in distribution OM&A costs during the quarter was primarily due to lower bad debt expenses and lower costs within the Peterborough Distribution and Orillia Power operations.
Depreciation, Amortization and Asset Removal Costs
The increase of $8 million or 3.3% in depreciation, amortization and asset removal costs in the fourth quarter of 2021 was primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program.
Financing Charges
The $4 million or 3.4% increase in financing charges for the quarter ended December 31, 2021, was primarily due to higher debt levels.
Income Taxes
Income tax expense for the fourth quarter of 2021 increased by $28 million compared to the same period in 2020. This resulted in a realized effective tax rate of approximately 25.5% in the fourth quarter of 2021, compared to approximately 14.2% in the fourth quarter of the prior year.
The increase in income tax expense for the three months ended December 31, 2021 was primarily attributable to:
•tax expense relating to the DTA Recovery Amounts pursuant to the OEB’s DTA Implementation Decision which is offset by a corresponding increase in revenues and is net income neutral; and
•higher pre-tax earnings.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter was primarily due to the following:
•lower volume of assets placed in-service for overhead lines and component replacements and IT projects; and
•timing of assets placed in-service including Sheppard transmission station, Leaside transmission station, Gage transmission station, and Chenaux transmission station, partially offset by the East-West Tie Connection, Stanley transmission station, and the new shunter reactors at Lennox transmission station; partially offset by

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•higher volume of work required to adhere to the NERC Critical Infrastructure Protection standards placed in service.
The decrease in distribution assets placed in-service during the fourth quarter was primarily due to the following:
•lower volume of IT projects; and
•completion of the Woodstock Operation Centre in the fourth quarter of 2020; partially offset by
•higher volume of work on storm-related asset replacements.
Capital Investments
The decrease in transmission capital investments during the fourth quarter was primarily due to the following:
•lower volume of station refurbishments and replacements;
•investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021;
•lower spend on facility sustainment investment;
•lower spend on work required to adhere to the NERC Critical Infrastructure Protection standards; and
•lower spend on investments in multi-year development projects.
The increase in distribution capital investments during the fourth quarter was primarily due to the following:
•higher investments in system capability reinforcement projects;
•higher volume of work on customer connections; and
•higher volume of storm-related asset replacements; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia which was substantially completed in the third quarter of 2021;
•lower spend on IT projects;
•lower spend on minor fixed assets purchases; and
•completion of the Woodstock Operation Centre in the last quarter of 2020.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenues
Distribution	1,347	1,457	5,359	5,507
Transmission	421	398	1,824	1,740
Other	11	12	42	43
	1,779	1,867	7,225	7,290

Costs
Purchased power	914	1,046	3,579	3,854
Operation, maintenance and administration	279	273	1,112	1,070
Depreciation, amortization and asset removal costs	247	239	922	884
	1,440	1,558	5,613	5,808

Income before financing charges and income tax expense	339	309	1,612	1,482
Financing charges	123	119	461	471

Income before taxes	216	190	1,151	1,011
Income tax expense (recovery)	55	27	178	(785)
Net income	161	163	973	1,796

Other comprehensive income (loss)	9	6	17	(24)
Comprehensive income	170	169	990	1,772

Net income attributable to:
Noncontrolling interest	2	2	8	8
Preferred shareholders	—	—	—	18
Common shareholders	159	161	965	1,770
	161	163	973	1,796

Comprehensive income attributable to:
Noncontrolling interest	2	2	8	8
Preferred shareholders	—	—	—	18
Common shareholders	168	167	982	1,746
	170	169	990	1,772

Basic EPS	$0.27	$0.27	$1.61	$2.96
Diluted EPS	$0.26	$0.27	$1.61	$2.95
Basic Adjusted EPS[1]	$0.27	$0.27	$1.61	$1.51
Diluted Adjusted EPS[1]	$0.26	$0.27	$1.61	$1.51

1 “Basic Adjusted EPS” and “Diluted Adjusted EPS” are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under US GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Consolidated Balance Sheets

As at December 31 (millions of Canadian dollars)	2021	2020

Assets
Current assets:
Cash and cash equivalents	540	757
Accounts receivable	699	722
Due from related parties	284	326
Other current assets	303	184
	1,826	1,989

Property, plant and equipment	23,842	22,631
Other long-term assets:
Regulatory assets	3,561	4,571
Deferred income tax assets	118	124
Intangible assets	570	514
Goodwill	373	373
Other assets	93	92
	4,715	5,674
Total assets	30,383	30,294

Liabilities
Current liabilities
Short-term notes payable	1,045	800
Long-term debt payable within one year	603	806
Accounts payable and other current liabilities	1,064	1,044
Due to related parties	266	329
	2,978	2,979

Long-term liabilities
Long-term debt	13,017	12,726
Regulatory liabilities	362	231
Deferred income tax liabilities	367	56
Other long-term liabilities	2,683	3,674
	16,429	16,687
Total liabilities	19,407	19,666

Noncontrolling interest subject to redemption	20	22

Equity
Common shares	5,688	5,678
Additional paid-in capital	38	47
Retained earnings	5,174	4,838
Accumulated other comprehensive loss	(12)	(29)
Hydro One shareholders' equity	10,888	10,534

Noncontrolling interest	68	72
Total equity	10,956	10,606
	30,383	30,294

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of Canadian dollars)	2021	2020	2021	2020

Operating activities
Net income	161	163	973	1,796
Environmental expenditures	(6)	(8)	(30)	(23)
Adjustments for non-cash items:
Depreciation and amortization	218	210	815	783
Regulatory assets and liabilities	36	33	70	68
Deferred income tax expense (recovery)	59	19	154	(823)
Other	22	9	67	49
Changes in non-cash balances related to operations	180	1	100	180
Net cash from operating activities	670	427	2,149	2,030

Financing activities
Long-term debt issued	—	1,625	900	2,725
Long-term debt repaid	(2)	(1)	(804)	(653)
Short-term notes issued	1,045	940	4,150	4,070
Short-term notes repaid	(960)	(1,125)	(3,905)	(4,413)
Short-term debt repaid	—	—	—	(20)
Dividends paid	(159)	(157)	(629)	(617)
Distributions paid to noncontrolling interest	(2)	—	(8)	(2)
Contributions received from sale of noncontrolling interest	—	—	—	9
Common shares issued	—	2	—	7
Costs to obtain financing	—	(9)	(7)	(14)
Preferred shares redeemed	—	(418)	—	(418)
Net cash from (used in) financing activities	(78)	857	(303)	674

Investing activities
Capital expenditures
Property, plant and equipment	(461)	(535)	(1,928)	(1,718)
Intangible assets	(46)	(38)	(143)	(126)
Capital contributions received	5	—	14	—
Acquisitions	—	—	—	(126)
Other	(2)	4	(6)	(7)
Net cash used in investing activities	(504)	(569)	(2,063)	(1,977)

Net change in cash and cash equivalents	88	715	(217)	727
Cash and cash equivalents, beginning of period	452	42	757	30
Cash and cash equivalents, end of period	540	757	540	757
This press release should be read in conjunction with the Company’s 2021 Consolidated Financial Statements and MD&A. These financial statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2021 results teleconference with the investment community will be held on February 25, 2022 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s fourth quarter 2021 results call, conference ID 8976296 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $30.4 billion in assets as at December 31, 2021, and annual revenues in 2021 of approximately $7.2 billion.
Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2021, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.7 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. Adjusted measures, which include Adjusted EPS (basic and diluted) and Adjusted Net Income, remove items from reported results for EPS (basic and diluted) and net income to calculate our adjusted results. Adjusted EPS (basic and diluted) and Adjusted Net Income are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. The Company also presents “revenues, net of purchased power” to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
Adjusted Net Income and Adjusted EPS
Adjusted Net Income and Adjusted EPS adjust net income and EPS under US GAAP for: (i) impacts related to the ODC Decision and the OEB’s reconsideration decision with respect to Hydro One's rate-setting treatment for Hydro One Networks Inc.' distribution and transmission businesses (“DTA Decision”). Adjusted Net Income and Adjusted EPS are used by management to assess the Company’s performance and are considered useful because they exclude the impacts of the ODC Decision and the OEB's DTA Decision as noted above, which management believes are not representative of the performance of the underlying business. Adjusted Net Income and Adjusted EPS provide users with a comparative basis to evaluate the current ongoing operations of the Company compared to the prior year or quarter, as applicable.

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The following tables provide a reconciliation of US GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

Year ended December 31 (millions of dollars, except number of shares and EPS)	2021	2020

Net income attributable to common shareholders	965	1,770
Impacts related to the ODC Decision [1]	—	(867)
Adjusted net income attributable to common shareholders[1]	965	903

Weighted average number of shares
Basic	598,080,111	597,421,127
Effect of dilutive stock-based compensation plans	2,278,030	2,497,161
Diluted	600,358,141	599,918,288

Adjusted EPS
Basic[2]	$1.61	$1.51
Diluted[2]	$1.61	$1.51

Quarter ended (millions of dollars, except number of shares and EPS)	Dec 31, 2021	Dec 31, 2020

Net income attributable to common shareholders	159	161
Impacts related to the ODC Decision[1]	—	—
Adjusted net income attributable to common shareholders[1]	159	161

Weighted-average number of shares
Basic	598,217,317	597,588,309
Effect of dilutive stock-based compensation plans	2,154,076	2,586,310
Diluted	600,371,393	600,174,619

Adjusted EPS
Basic Adjusted EPS[2]	$0.27	$0.27
Diluted Adjusted EPS[2]	$0.26	$0.27
1 Items of note are removed from reported results to calculate adjusted results.
2 This is a non-GAAP financial measure calculated by dividing Adjusted Net Income attributable to common shareholders by the weighted average number of shares outstanding for the period (on an actual or diluted basis, as applicable).
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power. Revenues, net of purchased power is used internally by management to assess the impacts of revenue on net income and is considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) Revenues to non-GAAP (adjusted) Revenues, Net of Purchased Power on a consolidated basis.

Year ended December 31 (millions of dollars)	2021	2020
Revenues	7,225	7,290
Less: Purchased power	3,579	3,854
Revenues, net of purchased power	3,646	3,436

Quarter ended (millions of dollars)	Dec 31, 2021	Dec 31, 2020
Revenues	1,779	1,867
Less: Purchased power	914	1,046
Revenues, net of purchased power	865	821

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Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: the Company's support of economic recovery and growth by investing in a grid for the future and enabling electrification; the Company’s actions to improve service to customers; the Company’s plans to improve reliability and building a more sustainable and resilient grid including facilitating connectivity for new load customers; the Company's plans to develop a pilot project for electric truck charging stations and the Company's plans to install electric vehicle chargers through its partnership with ONroute; the Company’s plans to develop a pilot project with Peak Power; Hydro One's commitment to investments in Indigenous communities, converting its light-duty gasoline-powered vehicles to electric vehicles and hybrids and achieving at least 30 per cent female executives and board members; the Company's ongoing and planned projects and expected capital investments, including anticipated outcomes and impacts; impact of COVID-19, including its variants, on the Company’s business and operations, and potential future actions that the Company may take in response to the COVID-19 pandemic and its anticipated impacts; the Company's response to the COVID-19 pandemic, including in relation to customer relief measures and safety; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Vice President, Communications and Marketing
media.relations@hydroone.com
416-345-6868

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